Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

[Translation]

November 26, 2009

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Code Number: 8755	TSE, OSE, NSE, SSE and FSE)

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Code Number: 8754	TSE, OSE and NSE)

Agreement toward Merger of Life Insurance Subsidiaries

It is hereby announced that Sompo Japan Himawari Life Insurance Co., Ltd. (“Sompo Japan Himawari Life”) and NIPPONKOA Life Insurance Company, Limited (“NIPPONKOA Life Insurance”), life insurance subsidiaries of SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) (collectively, the “Parties”), respectively, today entered into a “Memorandum of Understanding relating to Merger” in contemplation of their merger proposed to be consummated within two years after a planned business integration of the Parties.

Furthermore, Sompo Japan Himawari Life and NIPPONKOA Life Insurance will proceed with concrete discussion and consideration through establishment of a “Merger Preparation Committee” of which the president of each company will act as joint committee chairmen.

We will announce basic terms and other details concerning the merger as soon as relevant decisions are made in the future.

(General Information of Sompo Japan Himawari Life and NIPPONKOA Life Insurance)

Corporate Name	Sompo Japan Himawari Life Insurance Co., Ltd.		NIPPONKOA Life Insurance Company, Limited

Location of Head Office	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo		4-2, Tsukiji 3-chome, Chuo-ku, Tokyo

Title and Name of Representative	[Representative Director and President] Toshio Matsuzaki		[Representative Director and President] Kazuo Hashimoto

Life of Business	Life insurance		Life insurance

Capital	¥17.25 billion		¥20 billion

Date of Incorporation	July 7, 1982		August 8, 1996

Total Number of Issued Shares	27,250,000 shares		500,000 shares

End of Fiscal Year	March		March

Major Shareholders and Shareholding Ratios	SOMPO JAPAN INSURANCE INC. 100%		NIPPONKOA Insurance Co., Ltd. 100%

Financial Conditions and Operating Results	Net assets	¥53,193 million	Net assets	¥23,221 million
	Total assets	¥1,073,052 million	Total assets	¥429,022 million
	Ordinary income	¥260,182 million	Ordinary income	¥98,417 million
	Ordinary profit	¥11,115 million	Ordinary profit	¥112 million
	Net income	¥5,867 million	Net income	¥(619) million

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) have jointly filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 contains a prospectus and other documents. After a Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

SOMPO JAPAN INSURANCE INC.	NIPPONKOA Insurance Co., Ltd.

26-1, Nishi-Shinjuku 1-chome, Shinjuku	7-3, Kasumigaseki 3-chome, Chiyoda-ku
Tokyo, Japan 160-8338	Tokyo, Japan 100-8965
Investor Relations Office	Investor Relations,
Corporate Planning Department	Corporate Planning Department
Shinichi Hara	Yoko Hirao
Tel: 81-3-3349-3913	Tel: 81-3-3593-5418
E-mail: SHara1@sompo-japan.co.jp	E-mail: yoko.hirao@nipponkoa.co.jp
URL: http://www.sompo-japan.co.jp	URL: http//www:nipponkoa.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	the regulatory outlook of the Japanese insurance industry;

(3)	occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses;

(4)	the price and availability of reinsurance;

(5)	the performance of the two companies’ (or the post-business combination group’s) investments;

(6)	the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and

(7)	difficulties in realizing the synergies and benefits of the post-business combination group.